Mail Stop 3561

September 8, 2008

Mr. James Mongiardo
Chief Executive Officer
RegenoCell Therapeutics, Inc.
2 Briar Lane
Natick, Massachusetts 01760

> **Re: Good Buddy's Coffee Express, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-50639**

Dear Mr. Mongiardo:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief